UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
wearwell, Inc., f/k/a "wearwell, LLC"

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 January 1, 2020

Physical address of issuer
1410 N 31st Street
Philadelphia, PA 19121

Website of issuer
https://www.shopwearwell.com/

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$204,945	$55,045
Cash & Cash Equivalents	$156,758	$27,097
Accounts Receivable	$1,625	$2,352
Short-term Debt	$26,814	$56,793
Long-term Debt	$483,366	$190,000
Revenues/Sales	$138,994	$102,316
Cost of Goods Sold	$55,797	$57,157
Taxes Paid	$0	$0
Net Income	$(113,488)	$(118,957)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

<p align="center">April 28, 2021</p>

<p align="center">**wearwell, Inc.**
f/k/a "wearwell, LLC"</p>



<p align="center">**Up to $1,070,000 of**
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)</p>

This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by wearwell, Inc., a Delaware corporation ("**wearwell**," the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at https://www.shopwearwell.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2021.

<p align="center">***Forward Looking Statement Disclosure***</p>

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove

<p align="center">3</p>

incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

wearwell, Inc. is a Delaware corporation, incorporated on January 1, 2020.

The Company is located at 1410 N 31st Street, Philadelphia, PA 19121.

The Company's website is https://www.shopwearwell.com/.

The Company conducts business in all fifty (50) states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations following our business combination.

The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic disease may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determines their effect on a given economy. Although the long-term effect of diseases such as the COVID-19 "coronavirus", H5N1 "avian flu," or H1N1, the swine flu, cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under Regulation S-X and Regulation S-K. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Erin Houston who is CEO of the Company and Emily Kenney, who is COO of the Company. The Company has entered into an employment agreement with Erin Houston and Emily Kenney, although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Erin Houston and Emily Kenney could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and

services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities

(the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C-AR and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C-AR. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-AR AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Wearwell makes it easy to discover and buy ethically and sustainably made clothing through a one-of-a-kind subscription. Wearwell subscribers receive a monthly personalized selection of clothing and accessories that make a positive impact, delivered to your email - a lower carbon footprint than subscription boxes. Subscribers browse what their stylist chooses for them, checkout, and wearwell ships only what they've purchased straight to their door. Wearwell supports brands that make a meaningful difference in the lives of garment workers and opt for sustainable fabrics and materials, powered by a team of founders with over 20 years of experience in impact. The company was originally formed in July of 2015 as "Shop Lively, LLC". In February of 2017 the Company changed its name to "wearwell, LLC", before converting to a corporation on January 1, 2020.

Business Plan

Wearwell makes it easier to find clothing that fits your personal style and the impact you want to make in the world. We're doing this with a unique subscription service through which you can discover and purchase ethically and sustainably made clothing. The subscription service - a membership - costs $8.50 per month and renews monthly. Customers receive a selection of clothing and accessories, created personally for them by a stylist. Customers make a purchase from that selection and the average order value to date is $116. Wearwell currently has over 1,000 members and is enjoying month-over-month growth. In order to grow the business, wearwell needs to invest capital in growing a team to support tech, operations, and marketing, as well as capital to deploy customer acquisition strategies, such as advertising. Assuming the business takes these steps necessary to improve the technology platform used to serve customers and to continue to acquire new members, the business will become profitable in late 2023.

The Company's Products and/or Services

Product or Service	Description	Current Market
wearwell Membership	First-ever subscription service for conscious consumers to discover and purchase ethically and sustainably made clothing	Millennial women (ages 25-39) in the US who make a household income of $75k and above and typically have an undergraduate degree or higher

Competition

Several subscription services exist, but none are focused on the conscious consumer. The major players are Stitch Fix and Trunk Club, which do not satisfy the customer looking for ethically and sustainably made clothing nor do they carry enough products within that category to serve them. As traditional subscription boxes, their carbon footprint is far greater, neglecting the conscious consumer's desire for sustainability, and their inventory needs are much higher than wearwell's. Traditional e-commerce companies serving conscious consumers exist, but none offer curation and personal styling in an era where consumers have come to expect it. They fail to meet consumer's needs for time-saving when trying to shop ethically and sustainably. The major player is Done Good.

Customer Base

Wearwell sells clothing and accessories to customers who have chosen to become members of wearwell. Members of wearwell are typically millennial women who are highly educated and have a household income of $75k+.

Supply Chain

Wearwell sources from brand partners that produce in various countries around the world, including Cambodia and Kenya to serve as examples. In all but a few cases, these brand partners often have a US-entity that manages the importing of products and wearwell transacts with the US-based entity. The company has diversified its supply chain intentionally across various regions and brands to mitigate supply chain vulnerabilities.

Intellectual Property

Patents
To date, the Company neither holds any registered patents, nor has applied for a registration of patents.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5,176,108	On-line retail store services featuring subscription boxes containing clothing and accessories	wearwell	August 29, 2016	April 4, 2017	United States of America

Domain Names
The Company owns the "shopwearwell.com" domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Erin Houston	Co-founder, CEO	Co-founder + CEO, wearwell, January 2017-Present Communications and Brand Consultant, Middle Way Advising, June 2019-Dec 2019 Communications and PR Consultant, Strategic Good, January 2017-December 2018 (main client: Kate Spade & Company)	B.A. English, Government, The College of William & Mary M.A., Social Enterprise, American University School of International Service
Emily Kenney	Co-founder, COO	Co-founder + COO, wearwell, January 2017-Present In-Country Coordinator, Results For Development, June 2016-May 2018 Monitoring & Evaluation Consultant, Save the Children Cambodia, May 2017-October 2017	B.A. History, International Affairs, Xavier University M.A., International Development, American University School of International Service

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,000,000
Voting Rights	Each holder of record of Common Stock is entitled to one vote for each share of such stock.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issued additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	95.37%

Type of security	Warrant to purchase Common Stock
Shares Issuable Upon Exercise	20,000
Voting Rights	Warrantholder is not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issued additional warrants at a later date. The availability of any shares of the Company's capital stock issuable upon the exercise of such warrants and its potential future issuance, may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.50%
Additional Material Terms	In an equity financing expected of at least $200,000 the Company must offer up to 50% of the new securities that are being offered in the equity financing to the holder of the warrant.

Type of security	Option to purchase Common Stock
Shares Issuable Upon Exercise	60,453
Voting Rights	Optionholder is not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issued additional options to purchase capital stock of the Company at a later date. The availability of any shares of the Company's capital stock issuable upon the exercise of such options and its potential future issuance, may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.72%

Type of security	Convertible Note
Principal Amount Outstanding	$115,000
Voting Rights	Holders of convertible notes are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional convertible notes at a later date. The availability of any shares of the Company's capital stock convertible from such convertible notes and its potential future issuance, may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.88%
Additional Material Terms	**Conversion upon a Qualified Financing**. In the event that (i) the Company issues and sells units or shares of preferred class of securities (the "**Preferred Securities**") to investors in a bona-fide arms-length transaction in an aggregate amount of at least $1,000,000, exclusive of the conversion of the Notes (a "**Qualified Financing**") and (ii) the Notes have not been paid in full, then, the amount invested by a Holder for the purchase of such Holder's Notes (the "**Investment Amount**") shall automatically convert into units or shares of the Company's Preferred Securities or at the Company's election (if applicable), units or shares of Shadow Preferred sold in the Qualified Financing at the Conversion Price (as defined below). The total number of units or shares of Preferred Securities to which a holder of a Note shall be entitled upon conversion of such Note shall be determined by dividing (i) the Investment Amount by (ii) the

	Conversion Price (the "***Total Number of Securities***"). The "***Conversion Price***" means the lesser of (x) 80% of the price per share paid for the Preferred Stock in the Qualified Financing and (y) the price obtained by dividing $4,000,000 by the Company's Fully Diluted Capitalization (as defined below) immediately prior to the Qualified Financing (which in all cases excludes any units or shares issued upon conversion of convertible debt). The Total Number of Securities shall consist of (i) that number of units or shares of Preferred Securities obtained by dividing (a) the Investment Amount by (b) the price per share paid by other purchasers in the Qualified Financing (the "***Number of Preferred Stock***"). For purposes of this Note, "***Fully Diluted Capitalization***" means the sum of (i) all equity interests of the Company (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities, excluding the Notes, and (ii) all units or shares of the Company's Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. "***Shadow Preferred***" means a series of Preferred Securities with substantially the same rights, preferences and privileges as the series of Preferred Securities issued in the Next Equity Financing, except that the per share liquidation preference of the Shadow Preferred will equal the Conversion Price calculated pursuant to the section entitled "Procedure for Conversion," with corresponding adjustments to any price-based antidilution and/or dividend rights provisions. **Corporate Transaction Conversion**. In the event of a Corporate Transaction prior to the conversion of a Note pursuant to a conversion upon a Qualified Financing or the repayment of such Note, at the closing of such Corporate Transaction, this Note will convert into that number of Conversion Securities equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on a date that is no more than five (5) days prior to the closing of such Corporate Transaction by (y) the applicable Conversion Price. For purposes of this Note, a "***Corporate Transaction***" means (i) a sale, lease or other disposition of all or substantially all of its assets or; (ii) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the members of the Company immediately prior to such consolidation, merger or reorganization own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; *provided* that a Corporate Transaction shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled, or converted or a combination thereof.

Type of security	Convertible Note
Principal Amount Outstanding	$50,000
Voting Rights	Holders of convertible notes are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional convertible notes at a later date. The availability of any shares of the Company's capital stock convertible from such convertible notes and its potential future issuance, may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.25%
Additional Material Terms	**Conversion Upon a Qualified Financing.** The principal amount of the convertible promissory note (the "***Note***"), together with all interest accrued but not paid thereon, and any unpaid fees or other charges owed by the Company to the holder of the Note (the "***Holder***") (less any accrued but unpaid interest payable) shall automatically be converted into the Company's preferred equity securities (the "***New Equity***") issued and sold at the closing of a round of preferred equity financing in a single transaction or series of related transactions that raises gross proceeds to the Company of at least $1,000,000 in the aggregate (excluding proceeds from the Note and any other notes converted into New Equity in connection with such financing) led by one or more professional investors, venture capital funds or institutional investors (in each case unaffiliated with the Company and its founders) that closed within the last day of the eighteenth month immediately following the effective date of the Note (the "***Qualified Financing***"). The amount of New Equity issued upon such conversion shall be equal to the quotient obtained by dividing: (i) the principal amount of the Note, together with all interest accrued but not paid thereon and any unpaid fees or other charges owed by the Company to the Holder (the "***Outstanding Amount***") (less any accrued but unpaid interest payable); by (ii) the "***Conversion Price***," which means (a) with respect to any conversion that occurs on or prior to the last day of the eighteenth month immediately following the effective date of the Note, 80% of the per security price of the (I) New Equity sold in a Qualified Financing, with respect to a Qualified Financing; or (II) Company's equity securities sold in a round of equity financing by the Company that is not a Qualified Financing (a "***Subsequent Financing***") (subsection "a" referred to herein as the "***Discounted Conversion Price***"); and (b) with respect to any conversion that occurs following the

	last day of the eighteenth month immediately following the effective date of the Note, the lesser of the Discounted Conversion Price and the quotient obtained by dividing (I) $4,000,000, by (II) the fully diluted pre-closing capitalization of the Company, assuming full conversion or exercise of all convertible and exercisable securities then outstanding (the "*Conversion Cap Price Per Security*").
	Optional Conversion. Holder shall have the option at any time and from time to time, and at its sole election, to convert any or all of the Outstanding Amount into: (i) that amount of the Company's most senior class of equity then outstanding that is equal to the quotient obtained by dividing (a) the Outstanding Amount, by (b) the Conversion Cap Price Per Security; or (ii) in the event of a Subsequent Financing, that amount of the securities issued by the Company in such Subsequent Financing that is Equal to the quotient obtained by dividing (a) the Outstanding Amount (less any accrued but unpaid interest payable), by (b) the Conversion Price.

Type of security	Keep-It-Simple-Security
Amount outstanding	$107,100
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Depending on the major investor rights that are offered to equity investors in subsequent rounds, the KISS investor may receive certain rights that could have the effect of diluting the Security.
Additional Material Terms	In the event the investor, together with its affiliates, purchases one or more KISSes with an aggregate Purchase Price equal to or exceeding $50,000, the Company shall provide such Major Investor with the following rights: information rights, participation rights, and major investor rights.

The Company has the following debt outstanding:

Type of debt	Convertible Note
Amount outstanding	$30,000
Interest Rate and Amortization Schedule	4% per annum, payable upon request of the holder of the note on or after maturity.
Description of Collateral	Unsecured
Maturity Date	August 15, 2021

Type of debt	Convertible Note
Amount outstanding	$50,000
Interest Rate and Amortization Schedule	8%. Accrued interest is payable quarterly, beginning on November 14, 2019 in an amount equal to the lesser of: (i) all accrued but unpaid interest, or (ii) 3% of the Company's gross revenues (excluding the proceeds from university or government grants) received during the calendar quarter immediately preceding such payment date.
Description of Collateral	All assets.
Maturity Date	December 12, 2021

Type of debt	Convertible Note
Amount outstanding	$30,000
Interest Rate and Amortization Schedule	4% per annum, payable upon request of the holder of the note on or after maturity.
Description of Collateral	Unsecured.
Maturity Date	April 18, 2022

Type of debt	Convertible Note
Amount outstanding	$50,000
Interest Rate and Amortization Schedule	4% per annum, payable upon request of the holder of the note on or after maturity.
Description of Collateral	Unsecured.
Maturity Date	May 14, 2022

Type of debt	Convertible Note
Amount outstanding	$5,000
Interest Rate and Amortization Schedule	4% per annum, payable upon request of the holder of the note on or after maturity.
Description of Collateral	Unsecured.
Maturity Date	June 4, 2022

Type of debt	Loan
Amount outstanding	$25,000
Interest Rate and Amortization Schedule	4% per annum **Payment Schedule**: July 1, 2019: Interest accrued to date due January-April, 2020: $ 500 plus interest accrued to date May-August, 2020: $ 1,000 plus interest accrued to date September - December, 2020: $ 1,500 plus interest accrued to date January-April, 2021: $ 2,000 plus interest accrued to date May-June, 2021: $ 2,500 plus interest accrued to date
Description of Collateral	Unsecured.
Other Material Terms	Personal guarantee by Emily Kenney and Erin Houston
Maturity Date	June 21, 2021

Type of debt	Revolving (Credit Card)
Amount outstanding	$17,960
Interest Rate and Amortization Schedule	14.74% per annum. Monthly payment of $2,500.
Description of Collateral	Unsecured
Maturity Date	N/A

Type of debt	Loan
Amount outstanding	$17,440
Interest Rate and Amortization Schedule	0%. The loan has no specified amortization schedule.
Description of Collateral	Unsecured
Maturity Date	No specified maturity date.

Ownership

A majority of the Company is owned by Erin Houston and Emily Kenney.

Below the beneficial owners of 20%, or more, of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Erin Houston	4,080,000 shares of Common Stock	51%

21

Emily Kenney	3,920,000 shares of Common Stock	49%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Wearwell, Inc. ("the Company"), f/k/a "wearwell, LLC," was formed as a limited liability company on July 13, 2015 under the name "Shop Lively, LLC" under the laws of the State of Delaware. On February 8, 2017, the Company changed its name to "wearwell, LLC," and on January 1, 2020, the Company converted to a corporation under the laws of the State of Delaware. The Company is headquartered at 1410 N 31st Street, Philadelphia, PA 19121. Wearwell makes it easy to discover and buy ethically and sustainably made clothing through a one-of-a-kind subscription. Wearwell subscribers receive a monthly personalized selection of clothing and accessories that make a positive impact, delivered to your email - a lower carbon footprint than subscription boxes. Subscribers browse what their stylist chooses for them, checkout, and wearwell ships only what they've purchased straight to their door. Wearwell supports brands that make a meaningful difference in the lives of garment workers and opt for sustainable fabrics and materials, powered by a team of founders with over 20 years of experience in impact.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash consists primarily of amounts held in accounts held with commercial banking institutions. The Company currently has approximately $195,338 in cash deposits, leaving the Company with approximately 16 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit A for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$30,000	1	General Working Capital	August 15, 2018	Section 4(a)(2)
Convertible Note & Warrant	$50,000	1	General Working Capital	December 12, 2018	Reg D 506(b)
Convertible Note	$85,000	3	General Working Capital	April 18, 2019, May14, 2019, and June 4, 2019	Reg D 506(b)
Option	-	1	-	March 2, 2020	Rule 701
Keep-It-Simple-Security	$107,100	2	General Working Capital	October 2, 2020	Reg D 506(b)

On April 6, 2020, the Company conducted an intermediate closing of the Offering, locking in $53,058 of investment commitments and drawing down approximately $26,529 of the proceeds. The Company has reserved but has not issued the Securities due to the Purchasers as (i) such Purchasers may contribute additional capital to the Offering, and (ii) pursuant to the terms of the Offering, if a Form C-W is filed, the Company will not issue the Securities and return all proceeds drawn down. The Company will complete the sale of all Securities as of the Offering Deadline.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or cont emplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has taken an interest-free loan from a family member of a founder for a total of $17,440. There is no interest accumulated on this loan, and no specified maturity date.



SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Erin Houston
72E8B4E003EF407...
(Signature)

Erin Houston
(Name)

CEO & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Erin Houston
72E8B4E003EF407...
(Signature)

Erin Houston
(Name)

CEO & Director
(Title)

4/28/2021
(Date)

DocuSigned by:
Emily Kenney
F09A5007561E476...
(Signature)

Emily Kenney
(Name)

COO & Director
(Title)

4/28/2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financials

Balance Sheet

Wearwell
As at 31 December 2020

	31 Dec 2020
Assets	
Cash and Cash Equivalents	
WF Business Checking ...8212	126,758
WF Platinum Savings	30,000
Total Cash and Cash Equivalents	**156,758**
Current Assets	
Accounts Receivable	1,625
Inventory	34,182
Inventory in Transit	6,856
Prepaid Expenses	2,423
Prepaid Insurance	911
Prepaid Rent	1,095
Security Deposits	1,095
Total Current Assets	**48,187**
Total Assets	**204,945**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	13,494
Chase CC - 0866	9,901
Sales Tax	100
WF CC - 7055	3,319
Total Current Liabilities	**26,814**
Non-Current Liabilities	
Accrued Interest-Ben Franklin Tech Partners Loan	5,411
Accrued Interest-Convertible Notes	8,344
Accrued Interest-SBA EIDL Loan	375
Accrued Interest-Untours Foundation	504
Ben Franklin Tech Partners Loan	50,000
Ben Franklin Tech Ptrs-SOS COVID Loan	25,000
Convertible Notes	115,000
Crowd SAFE Series 2020	109,200
Investor Loan	17,440
Series 1 KISS	107,100
Small Business Administration-EIDL Loan	20,000
Untours Foundation-Loan	24,992

Balance Sheet

	31 Dec 2020
Total Non-Current Liabilities	**483,366**
Total Liabilities	**510,180**
Equity	
Current Year Earnings	(113,487)
Member Equity-E Houston	(113,408)
Member Equity-E Kenney	(78,340)
Total Equity	**(305,235)**
Total Liabilities and Equity	**204,945**

Cash Summary


Wearwell
For the 12 months ended 31 December 2020
Excluding Sales Tax


	Dec 2020
Income	
Gift Card Redemption	(4,632)
Gift Card Sales	5,105
Interest Income	3
Other Income/Grant	6,000
Revenue	166,920
Revenue Sharing-Marketing Partnership	(809)
Sales Discounts	(3,787)
Sales Returns & Allowances	(29,806)
Total Income	**138,994**
Less Operating Expenses	
Accelerator Program Fees	24,999
Accounting & Tax	8,690
Advertising	25,711
Bank: Merchant Fees	5,533
Bank: Service Charges/(Rebate)	(1,537)
Charitable Donations	1,211
Cost of Goods Sold-Dresses	8,709
Cost of Goods Sold-Jackets	769
Cost of Goods Sold-Pants	7,418
Cost of Goods Sold-Purses	1,506
Cost of Goods Sold-Scarves	1,013
Cost of Goods Sold-Skirts	3,796
Cost of Goods Sold-Tops	19,052
Costs of Goods Sold-Jewelry	13,534
Co-working Space	1,500
Discounts	(2,387)
Foreign Exchanges Gain/Loss	42
Freight In	1,669
Freight Out-Product Shipping Expense	10,713
Funding Applications	90
Gain(Loss) on Sale of Assets	(11,357)
Gifts	366
Interest Expense	2,113
Inventory Adjustment	(10,889)
Legal Expenses	14,592
License & Registration	6
Marketing & Communications	4,362

Cash Summary

	Dec 2020
Office: Expenses	914
Office: Services	1,986
Office: Supplies	521
Payment Processing & Late Payment Fees	105
Postage & Delivery	46
Product Packaging Supplies	1,015
Product Samples and Promotional	670
Professional Fees	18,354
Rent	9,609
Social Media Management	2,000
Stylist Cost	19,008
Taxes	6
TE: Meals-Food	226
TE: Meals-Restaurant	242
TE: Travel - Local	50
Telephone & Internet	3,018
Web Development	29,478
Web Services	6,517
Total Operating Expenses	**224,986**
Operating Surplus (Deficit)	**(85,992)**
Plus Non Operating Movements	
Inventory	(10,514)
Inventory in Transit	(6,856)
Prepaid Expenses	(2,423)
Prepaid Insurance	(2,137)
Prepaid Rent	(2,190)
Security Deposits	(95)
Accrued Interest-Ben Franklin Tech Partners Loan	(1,707)
Accrued Interest-Untours Foundation	(2,500)
Ben Franklin Tech Ptrs-SOS COVID Loan	25,000
Crowd SAFE Series 2020	109,200
Series 1 KISS	107,100
Small Business Administration-EIDL Loan	20,000
Untours Foundation-Loan	(8)
Total Non Operating Movements	**232,871**
Plus Movements in Equity	
Member Draw-E Houston	7,750
Member Draw-E Kenney	7,750
Member Equity-E Houston	(7,750)
Member Equity-E Kenney	(7,750)
Total Movements in Equity	**-**
Sales Tax Movements	

Cash Summary

	Dec 2020
Sales Tax Inputs	(82)
Sales Tax Outputs	176
Net Sales Tax Movements	**94**
Net Cash Movement	**146,974**
Summary	
Opening Balance	(3,436)
Plus Net Cash Movement	146,974
Closing Balance	143,538

Income Statement


Wearwell
For the month ended 31 December 2020


	Dec-20	Nov-20	Oct-20	Sep-20	Aug-20	Jul-20	Jun-20	May-20	Apr-20	Mar-20	Feb-20	Jan-20
Revenue												
4000 - Revenue	16,153	15,888	15,537	13,971	13,115	14,840	14,906	13,888	13,797	13,167	9,790	10,985
Gift Card Redemption	(17)	(443)	(132)	(487)	(598)	(368)	(299)	(634)	(672)	(290)	(298)	(396)
Gift Card Sales	1,500	250	150	100	-	-	100	30	800	1,250	700	375
Revenue Sharing-Marketing Partnership	(667)	-	-	(22)	-	-	(119)	-	-	-	-	-
Sales Discounts	(508)	(297)	(292)	(482)	(100)	(295)	(334)	(240)	(780)	(458)	-	-
Sales Returns & Allowances	(2,109)	(2,426)	(3,158)	(2,244)	(3,395)	(1,954)	(2,645)	(1,675)	(1,188)	(2,733)	(2,915)	(3,366)
Total Revenue	**14,351**	**12,973**	**12,106**	**10,836**	**9,022**	**12,223**	**11,609**	**11,370**	**11,957**	**10,936**	**7,277**	**7,599**
Less Cost of Sales												
5000 - Cost of Goods Sold	6,306	4,120	2,403	5,669	5,425	2,868	7,630	5,251	6,202	2,998	1,322	3,455
Discounts	(383)	(332)	(95)	-	(1,480)	-	(258)	-	-	-	-	-
Freight In	160	155	362	253	56	192	161	84	129	45	91	24
Freight Out-Product Shipping Expense	1,063	1,000	1,250	800	800	900	1,100	800	800	800	600	800
Product Packaging Supplies	111	184	49	132	37	4	59	144	134	-	-	161
Stylist Cost	1,900	1,700	1,450	1,758	1,950	1,150	1,200	1,800	1,000	1,600	1,700	1,800
Total Cost of Sales	**9,157**	**6,826**	**5,418**	**8,611**	**6,789**	**5,114**	**9,893**	**8,079**	**8,266**	**5,443**	**3,713**	**6,240**
Gross Profit	**5,194**	**6,147**	**6,688**	**2,224**	**2,233**	**7,109**	**1,716**	**3,291**	**3,691**	**5,493**	**3,565**	**1,359**

Income Statement

	Dec-20	Nov-20	Oct-20	Sep-20	Aug-20	Jul-20	Jun-20	May-20	Apr-20	Mar-20	Feb-20	Jan-20
Operating Expenses												
Accelerator Program Fees	600	600	20,600	600	600	1,999	-	-	-	-	-	-
Accounting & Tax	-	1,500	900	-	-	-	-	860	700	550	3,150	1,030
Advertising	4,148	5,442	5,269	3,000	438	527	1,027	1,359	-	1,150	2,200	1,150
Bank: Merchant Fees	580	507	507	463	403	489	452	502	460	442	327	401
Bank: Service Charges/(Rebate)	(392)	(158)	(125)	(228)	(64)	(127)	(98)	(51)	-	(171)	(122)	-
Charitable Donations	100	-	185	-	-	741	-	-	-	186	-	-
Co-working Space	300	150	150	150	-	-	-	150	150	150	150	150
Foreign Exchanges Gain/Loss	-	-	-	-	-	-	-	-	-	42	-	-
Funding Applications	50	-	-	25	-	-	-	-	-	15	-	-
Gifts	94	272	-	-	-	-	-	-	-	-	-	-
Insurance: Cyber ERM	71	71	71	71	81	71	71	71	71	71	71	71
Insurance: Liability	107	107	107	107	117	107	107	107	107	107	107	107
Legal Expenses	-	2,799	-	232	468	768	-	-	800	5,577	3,948	-
License & Registration	-	-	-	-	6	-	-	-	-	-	-	-
Marketing & Communications	1,641	242	221	646	595	540	-	-	-	-	240	236
Office: Expenses	454	-	374	-	86	-	-	-	-	-	-	-
Office: Services	182	132	188	139	136	130	124	257	123	230	182	190
Office: Supplies	-	260	42	16	-	106	-	16	81	-	(17)	17
Payment Processing & Late Payment Fees	20	25	20	-	17	-	-	4	-	18	1	-
Postage & Delivery	30	-	-	16	-	-	-	-	-	-	-	-

Income Statement

	Dec-20	Nov-20	Oct-20	Sep-20	Aug-20	Jul-20	Jun-20	May-20	Apr-20	Mar-20	Feb-20	Jan-20
Product Samples and Promotional	102	368	100	100	-	-	-	-	-	-	-	-
Professional Fees	725	1,750	12,879	1,100	400	1,000	650	350	-	-	-	-
Rent	1,286	1,095	1,095	497	1,095	835	800	800	800	800	800	800
Social Media Management	1,000	1,000	-	-	-	-	-	-	-	-	-	-
TE: Meals-Food	53	77	-	95	-	-	-	-	-	-	-	-
TE: Meals-Restaurant	26	100	-	-	53	-	-	-	-	-	-	62
TE: Travel - Local	-	-	-	-	50	-	-	-	-	-	-	-
Telephone & Internet	261	261	592	905	998	-	-	-	-	-	-	-
Web Development	10,358	2,007	893	319	636	712	3,899	350	1,587	6,090	-	6,500
Web Services	562	614	587	439	200	496	710	338	114	338	2,006	114
Total Operating Expenses	**22,357**	**19,222**	**44,653**	**8,691**	**6,315**	**8,395**	**7,742**	**5,113**	**4,993**	**15,595**	**13,041**	**10,829**
Operating Income / (Loss)	**(17,163)**	**(13,075)**	**(37,964)**	**(6,467)**	**(4,082)**	**(1,286)**	**(6,026)**	**(1,822)**	**(1,301)**	**(10,102)**	**(9,477)**	**(9,470)**
Other Income and Expense												
Gain(Loss) on Sale of Assets	-	-	-	-	11,357	-	-	-	-	-	-	-
Interest Expense	(725)	(996)	(701)	(1,174)	(1,194)	(1,158)	(789)	(971)	(1,048)	(1,299)	(1,243)	(1,308)
Interest Income	1	1	-	1	-	-	-	-	-	-	-	-
Other Income/Grant	-	-	-	-	-	-	6,000	-	-	-	-	-
Total Other Income and Expense	**(724)**	**(995)**	**(701)**	**(1,173)**	**10,163**	**(1,158)**	**5,211**	**(971)**	**(1,048)**	**(1,299)**	**(1,243)**	**(1,308)**
Net Income / (Loss) before Tax	**(17,887)**	**(14,070)**	**(38,665)**	**(7,640)**	**6,081**	**(2,444)**	**(815)**	**(2,793)**	**(2,350)**	**(11,401)**	**(10,720)**	**(10,778)**
Taxes	-	-	-	-	-	-	-	-	6	-	-	-

Income Statement

	Dec-20	Nov-20	Oct-20	Sep-20	Aug-20	Jul-20	Jun-20	May-20	Apr-20	Mar-20	Feb-20	Jan-20
Total Income Tax	-	-	-	-	-	-	-	-	6	-	-	-
Net Income	(17,887)	(14,070)	(38,665)	(7,640)	6,081	(2,444)	(815)	(2,793)	(2,356)	(11,401)	(10,720)	(10,778)
Total Comprehensive Income	(17,887)	(14,070)	(38,665)	(7,640)	6,081	(2,444)	(815)	(2,793)	(2,356)	(11,401)	(10,720)	(10,778)